

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Via U.S. Mail

Ronald L. Schad
Chief Executive Officer
Essex Rental Corp.
1110 Lake Cook Road
Suite 220
Buffalo Grove, Illinois 60089

> **Re: Essex Rental Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 28, 2011**
> **File No. 333-171387**

Dear Mr. Schad:

        We have reviewed your response letter dated January 28, 2011 and the above-referenced filing, and have the following comments.

Incorporation of Certain Documents by Reference, page 19

1. Please update the documents you are incorporating by reference to include the Current Report on Form 8-K filed on December 29, 2010.

Signatures, page 23

2. We note that in response to comment six in our letter dated January 13, 2011, you have deleted the signature for your principal financial officer and replaced it with the signature of your principal accounting officer. Please note, the registration statement must be signed by the principal executive officer, principal financial officer, and the controller or principal accounting officer. Please revise to include such signatures. See Instruction 1 to Signatures on Form S-3.

Exhibits

3. We note that in response to comment seven in our letter dated January 13, 2011 you have added the Amended and Restated Limited Liability Company Agreement of Essex Holdings LLC, dated October 31, 2008, among Essex Rental Corp. Ronald Schad, Martin Kroll, William Erwin and William O'Rourke. However, we note that you incorporate this agreement by reference to Annex C of your Definitive Proxy Statement filed October 8, 2008. Please revise to incorporate by reference to Exhibit 10.7 to your Current Report

on Form 8-K filed on November 6, 2008, as such Form 8-K contains the final, executed copy of such Agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or Dietrich King, Staff Attorney, at (202) 551-3338, or in their absence, myself at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Todd Emmerman, Esq. (*via facsimile at* (212) 940-8776)
        Katten Muchin Rosenman LLP